CONFIDENTIAL TREATMENT REQUESTED BY RENT THE RUNWAY, INC. RTR-0001

1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
FIRM / AFFILIATE OFFICES
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October 22, 2021	Chicago	Paris
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RENT THE RUNWAY, INC. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

	Madrid	Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Blaise Rhodes

Linda Cvrkel

Taylor Beech

Jacqueline Kaufman

Re:	Rent the Runway, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 18, 2021

File No. 333-260027

Ladies and Gentlemen:

On behalf of Rent the Runway, Inc. (the “Company”), we are hereby filing Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”). The Company previously filed Amendment No. 1 to the Registration Statement with the Securities and Exchange Commission (the “Commission”) on October 18, 2021 (“Registration Statement”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on October 20, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version has been separately filed with the Commission.

CONFIDENTIAL TREATMENT REQUESTED BY RENT THE RUNWAY, INC. RTR-0001

October 22, 2021

Amendment No. 1 to Registration Statement on Form S-1

A Letter From Our Co-Founder Jennifer Y. Hyman, page iii

1.	We note your disclosure that Rent the Runway has emerged “stronger” after the impact of the COVID-19 pandemic on the business in 2020. Please revise to specify on what basis the company is stronger.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page iv of Amendment No. 2.

Summary Consolidated Financial and Other Data, page 19

2.

Please revise the notes to the summary consolidated financial data to include a tabular summary showing how you calculated the pro forma net losses for the year ended January 31, 2021 and the six months ended July 31, 2021 and the related pro forma weighted average shares that were used to compute the pro forma net losses per common share for each of these periods.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 21 of Amendment No. 2.

3.

Please revise to also disclose your pro forma balance sheet information on an as adjusted basis giving effect to the other transactions that will occur prior to the planned offering. Your capitalization disclosures on page 79 should be similarly revised.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 21 to 22 and 79 to 80 of Amendment No. 2.

4.

We note from footnote (2) to your summary consolidated statements of operations data that you have stock-based compensation grants that will vest in connection with your planned public offering. Please revise MD&A and the notes to your financial statements to disclose the amount of expense that will be recognized as a result of the vesting of these stock-based compensation grants in connection with your offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 21 of Amendment No. 2 to clarify the stock-based compensation expense included in our pro-forma EPS. The Company also respectfully advises the Staff that it has revised the MD&A on page 124 of Amendment No. 2 to disclose the amount of unrecorded stock-based compensation expense relating to RSUs for which the time-based service vesting condition had been satisfied or partially satisfied as of July 31, 2021 (this amount of $11.9 million is disclosed in Note 13 to the financial statements). Unaudited pro forma net loss for the year ended January 31, 2021 is adjusted for $7.6 million of unrecorded stock-based compensation expense related to RSUs as of January 31, 2021, and unaudited pro forma net loss for the six months ended July 31, 2021 is adjusted for the incremental $4.3 million of unrecorded stock-based compensation expense as of July 31, 2021. In addition, unaudited pro forma net loss for the year ended January 31, 2021 is adjusted for $1.0 million of stock-based compensation expense which is not included in Note 13 to the financial statements, related to the portion of the IPO RSU Awards (as defined in Executive Compensation) that will be granted and immediately vest upon the consummation of this offering. Further information on these RSUs is included in the Registration Statement under “Executive Compensation—Elements of Our Executive Compensation Program—Equity Compensation—IPO RSU Awards.”

CONFIDENTIAL TREATMENT REQUESTED BY RENT THE RUNWAY, INC. RTR-0001

October 22, 2021

Dilution, page 82

5.	Please provide your calculations of how you determined your pro forma net tangible book value as of July 31, 2021 of $(176.7) million.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 82 of Amendment No. 2 to show the calculations of how we determined pro forma and pro forma as adjusted net tangible book value as of July 31, 2021 to align with the updated presentation of the pro forma balance sheet information and capitalization disclosures.

Rent the Runway, Inc. Financial Statements

Notes to Consolidated Financial Statements

13. Stock Incentive Plan, page F-37

6.

Given the planned pricing of your initial public offering which is expected to have a midpoint of $19.50 per share, please tell us the fair value of your common shares used in computing stock-based compensation expense associated with stock option grants made during the six month period ended July 31, 2021. Also, please explain why you believe the weighted average grant date fair value of $7.44 which was used to value RSUs granted during the six month period ended July 31, 2021 is appropriate given the planned pricing of your public offering as well as the fact that you issued preferred shares during the period, (which will convert into common shares on a one for one basis in connection with the offering), at a significantly higher purchase price per share.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it accounts for share-based payments to employees in accordance with ASC 718, Compensation — Stock Compensation, which requires that share-based payments (to the extent they are compensatory) be recognized in the Company’s consolidated statements of operations based on their fair values. During the six month period ended July 31, 2021, the Company granted 3,806,970 stock options and 865,430 RSUs. See below for how the fair value of common stock prior to the IPO was considered and how the fair value compares to the current midpoint of the range.

See the table below for a summary of the stock options granted for the six month period ended July 31, 2021, and associated exercise price, fair value of common stock on the grant date, and estimated fair value of each option.

CONFIDENTIAL TREATMENT REQUESTED BY RENT THE RUNWAY, INC. RTR-0001

October 22, 2021

Grant Date	Number of Shares Subject to Options Granted	Per Share Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Options
March 2, 2021	689,141	$6.76	$4.11
March 25, 2021	2,684,001	$6.76	$4.14
July 14, 2021	433,828	$11.25	$7.28

See the table below for a summary of the RSUs granted for the six month period ended July 31, 2021, and fair value of common stock on the grant date, and estimated fair value of each RSU.

Grant Date	Number of Shares Subject to RSUs Granted	Per Share Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of RSUs
February 1, 2021	67,838	$6.76	$6.76
February 17, 2021	50,499	$6.76	$6.76
March 2, 2021	402,158	$6.76	$6.76
March 25, 2021	154,859	$6.76	$6.76
May 14, 2021	55,041	$6.76	$6.76
May 25, 2021	4,409	$6.76	$6.76
July 14, 2021	75,585	$11.25	$11.25
July 15, 2021	55,041	$11.25	$11.25

CONFIDENTIAL TREATMENT REQUESTED BY RENT THE RUNWAY, INC. RTR-0001

October 22, 2021

Determining the Fair Value of Common Stock Prior to the IPO

Because the Company’s common stock is not yet publicly traded, the fair value of the shares of common stock underlying the stock options and RSUs has historically been determined by a “Big 4” independent third-party valuation specialist firm and approved by the Board of Directors. The fair value of the Company’s common stock is estimated by considering a number of objective and subjective factors, including: the valuation of comparable companies, sales of preferred stock to unrelated third parties, the Company’s operating and financial performance, the lack of liquidity of common stock and general and industry-specific economic outlook, among other factors. During the referenced period, third-party valuations were performed as of January 31, 2021; May 31, 2021; and July 16, 2021 in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The January 31, 2021 third-party valuation was prepared using a Guideline Public Company Method (“GPCM”), which is a method utilizing a revenue multiple derived from the value of guideline public companies with similar business operations and other factors to the Company, allocated using an option pricing method (“OPM”). The valuation methodology took into consideration the Company’s preferred stock issuances. The May 31, 2021 and July 16, 2021 third-party valuation was prepared using a Hybrid Method, which is a probability-weighted expected return method where the equity value in one or more of the scenarios is calculated using an OPM.

January 31, 2021 Valuation

As of January 31, 2021, the Board of Directors determined the estimated fair value of the Company’s common stock to be $6.76 per share based primarily on the third-party valuation report as of that date. The valuation was prepared solely on the GPCM of the market approach to estimate the total invested capital (“TIC”) of the Company utilizing the Company’s fiscal year 2021 forecasts and a set of reasonably similar guideline public companies. This scenario estimated the future enterprise value of the Company based on the revenue multiples of 10 guideline public companies selected based on comparability with the Company, review of analyst reports, public filings, and industry research related to companies operating within a similar industry and with a similar business model. The derived revenue multiple was applied to the Company’s estimated fiscal year 2021 financial data to arrive at an unadjusted TIC value on a minority, marketable basis. After estimating the TIC value, an adjustment was made for cash and debt to arrive at the minority, marketable equity value as of the valuation debt. The resulting equity value was then allocated from the OPM to the different classes of preferred stock considering the seniority of their liquidation preferences. A discount for lack of marketability of [***]% was then applied to arrive at the concluded common stock value per share on a non-marketable basis. Note an IPO scenario was not used

CONFIDENTIAL TREATMENT REQUESTED BY RENT THE RUNWAY, INC. RTR-0001

October 22, 2021

in this valuation estimate as, while possible at the date of the valuation, it was determined the probability of an IPO happening in the near term was unlikely. At this time, the Company was not engaged in significant pre-IPO activities. In addition, the Company was still experiencing a significant impact due to the COVID-19 pandemic, including, for example, reduced demand and active subscriber levels.

May 31, 2021 Valuation

As of May 31, 2021, the Board of Directors determined the estimated fair value of the Company’s common stock to be $8.92 per share based primarily on the third-party valuation report as of that date. That valuation was prepared on a minority, non-marketable interest basis using the equity value derived from a hybrid method with two different scenarios: an IPO liquidity scenario and a stay private or OPM scenario. The IPO scenario relied on the Guideline Transactions Method (“GTM”) of the market approach to estimate the future enterprise value of the Company based on a set of guideline IPO transactions. This scenario estimated the future enterprise value of the Company based on the revenue multiples of 12 guideline IPO transactions. The revenue multiple was applied to the Company’s actual revenue for the last twelve months to calculate the future enterprise value. This future enterprise value was then adjusted for the estimated proceeds from options and warrants and the value was allocated to the Company’s common stock on an as converted basis. A [***] rate of return was then applied over a [***] year period of time (the estimated time to an IPO exit) to arrive at a present per share value of common stock on a marketable basis. The OPM scenario used the GPCM of the market approach to estimate the Company’s TIC value given the availability of 2021 and 2022 forecasts for the Company and a set of reasonably similar guideline public companies. After estimating the TIC value, an adjustment was made for cash and debt to arrive at the equity value of the Company as of the valuation date. The resulting equity value was then allocated from the OPM to the different classes of preferred stock considering the seniority of their liquidation preferences. A discount for lack of marketability was then applied under both the IPO and OPM scenarios.

Key assumptions used by the Company in this most recent valuation, and the resulting indicated fair value of common stock was as follows:

	IPO Scenario								OPM Scenario								Indicated Fair Value per Share of Common Stock
Valuation Date	Common Stock Value per Share (Marketable)		DLOM		Common Stock Value Per Share (Non-Marketable)		Probability Weighting		Common Stock Value per Share (Marketable)		DLOM		Common Stock Value Per Share (Non-Marketable)		Probability Weighting
May 31, 2021	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]

CONFIDENTIAL TREATMENT REQUESTED BY RENT THE RUNWAY, INC. RTR-0001

October 22, 2021

The Company’s probability-weighting of the IPO scenario was [***]% as of May 31, 2021 primarily due to the improving business conditions and early discussions of the IPO process which made an IPO transaction more likely, and thus now incorporated into the common stock valuation methodology (although still with a substantial degree of uncertainty). In particular:

•	The Company had scheduled, but not yet held, its IPO organizational meeting with its management, underwriters and advisors or engaged in significant pre-IPO activities.

The valuation methodology took into consideration the Company’s preferred stock issuances that occurred between April 30, 2021 and May 7, 2021 in the valuation.

The Company considered whether the fair value of the Company’s common stock should be adjusted for grants of stock options and RSUs between Q4 2020 and May 2021 and concluded that there was not a material enough change in the business to adjust the fair value of grants at the time of these grants. The Company was beginning to see some business recovery from the impact of the COVID-19 pandemic, but not at significant enough levels to indicate an adjustment to its valuation. As such, the Company believes the January 31, 2021 valuation is the common stock value that should be used in estimating the fair value of the February 1, 2021, February 17, 2021, March 2, 2021 and March 25, 2021 stock option and RSU grants. In addition, the Company granted RSUs on May 14, 2021 and May 25, 2021 using the fair value of the Company’s common stock on January 31, 2021 as an input to the fair value of these equity awards. However, the Company determined the impact of any potential common stock value adjustment would not be material to the consolidated financial statements (both to the individual quarter and over the entire term of the RSU award).

July 16, 2021 Valuation

As of July 16, 2021, the Board of Directors determined the estimated fair value of the Company’s common stock to be $11.25 per share based primarily on the third-party valuation report as of that date. Consistent with the May 31, 2021 valuation, the valuation was also prepared on a minority, non-marketable interest basis using the equity value derived from a hybrid method with two different scenarios: an IPO liquidity scenario and a stay private or OPM scenario. The principal factors contributing to the increase in the fair value of common stock from the May 31, 2021 valuation to the July 16, 2021 valuation were the increase by management and the Board in the probability weighting of the IPO scenario to [***]%, the decrease in the DLOM in the IPO scenario to [***]% due to the shorter period to the planned IPO event, and an increase in the equity value of the IPO scenario, each reflecting progress made by the Company since May 31, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY RENT THE RUNWAY, INC. RTR-0001

October 22, 2021

Key assumptions used by the Company in this most recent valuation, and the resulting indicated fair value of common stock was as follows:

	IPO Scenario								OPM Scenario								Indicated Fair Value per Share of Common Stock
Valuation Date	Common Stock Value per Share (Marketable)		DLOM		Common Stock Value Per Share (Non-Marketable)		Probability Weighting		Common Stock Value per Share (Marketable)		DLOM		Common Stock Value Per Share (Non-Marketable)		Probability Weighting
July 16, 2021	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]

The Company’s probability-weighting of the IPO scenario was [***]% as of July 16, 2021 primarily due to the continued improving business conditions and IPO progress, which made an IPO transaction more likely. In particular:

•	On June 11, 2021, the Company held its IPO organizational meeting with its management, underwriters and advisors.

•	On July 16, 2021, the Company confidentially submitted its initial draft registration statement on Form S-1 to the Commission.

As all of the Company’s July grants of stock options and RSUs issued on July 14, 2021 and July 15, 2021 were within two days of the valuation date, the Company determined that this common stock value should be used in the estimation of the value of these equity awards.

August 26, 2021 Valuation

While not in the referenced period covered by the Staff’s comment, the Company also obtained a third-party valuation as of August 26, 2021. As of August 26, 2021, the Board of Directors determined the estimated fair value of the Company’s common stock to be $12.32 per share based primarily on the third-party valuation report as of that date. Consistent with the May 31, 2021 and July 16, 2021 valuation, the valuation was also prepared on a minority, non-marketable interest basis using the equity value derived from a hybrid method with two different scenarios: an IPO liquidity scenario and a stay private or OPM scenario. The principal factors contributing to the increase in the fair value of common stock from the July 16, 2021 valuation to the August 26, 2021 valuation were the increase by management and the Board in the probability weighting of the IPO scenario to [***]%, the decrease in the DLOM in the IPO scenario to [***]% due to the shorter period to the planned IPO event, and an increase in the equity value of the IPO scenario, each reflecting progress made by the Company since July 16, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY RENT THE RUNWAY, INC. RTR-0001

October 22, 2021

Key assumptions used by the Company in this most recent valuation, and the resulting indicated fair value of common stock was as follows:

	IPO Scenario								OPM Scenario								Indicated Fair Value per Share of Common Stock
Valuation Date	Common Stock Value per Share (Marketable)		DLOM		Common Stock Value Per Share (Non-Marketable)		Probability Weighting		Common Stock Value per Share (Marketable)		DLOM		Common Stock Value Per Share (Non-Marketable)		Probability Weighting
August 26, 2021	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]

The Company’s probability-weighting of the IPO scenario was [***]% as of August 26, 2021 primarily due to the continued improving business conditions and IPO progress, which made an IPO transaction more likely. In particular:

•	the economy and capital markets continued to recover from the COVID-19 pandemic;

•	concurrently, the Company’s business continued to recover from the COVID-19 pandemic;

•	on August 25, 2021, the Company confidentially submitted the first amendment to its initial draft registration statement on Form S-1 to the Commission and responded to initial SEC comments; and

•	the Company had conducted “testing-the-waters” meetings and had insight into investor sentiment for an IPO by the Company.

The Company issued 426,011 stock options and 44,606 RSUs on August 20, 2021, utilizing the common stock valuation performed on August 26, 2021 as an input into estimating the fair value of those equity awards.

Comparison of Most Recent Valuation and the Bona Fide Price Range

As is typical in initial public offerings, the bona fide price range required pursuant to Item 501(b)(3) of Regulation S-K included in the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on October 18, 2021 (the “Price Range”) was not derived using a formal determination of fair value but was determined based on discussions between the Company and the underwriters. Prior to October 5, 2021, the Company and the underwriters had not had any specific discussions regarding the Price Range. Among the factors that were considered in setting the Price Range were the following:

•	The general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

CONFIDENTIAL TREATMENT REQUESTED BY RENT THE RUNWAY, INC. RTR-0001

October 22, 2021

•	The Company’s financial condition and prospects;

•	Estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•	Valuations metrics for and recent performance of initial public offerings of comparable companies.

The Company believes that the difference between the fair value of its common stock as of August 26, 2021 of $12.32 per share and the $19.50 midpoint of the Price Range of $18.00 to $21.00 per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to August 26, 2021, the date of the Company’s most recent determination of the fair value of its common stock.

•

The Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the August 26, 2021 valuation, the probability weighting of the IPO scenario was [***]%. If the Company had instead applied a weighting of 100.0% to the IPO scenario, the fair value of the Company’s common stock in the August 26, 2021 valuation would have been $20.96 per share (before giving effect to any discount for lack of marketability), rather than $12.32 per share.

•

The Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the August 26, 2021 valuation.

•

The Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding preferred stock of the Company will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	The Price Range is a bona fide estimate and the actual offering may be lower or higher than the actual price range.

•

Since August 26, 2021, the Company has taken several steps towards the completion of an IPO, including (i) confidentially submitting Amendment No. 2 to its draft registration statement on Form S-1 to the Commission on September 10, 2021, (ii) publicly filing the Registration Statement with the Commission on October 4, 2021, (iii) publicly filing the preliminary prospectus with the Commission on October 18, 2021 with a Price Range, and (iv) applying to list its common stock on the Nasdaq.

•

From September 13, 2021 to October 14, 2021, the Company held multiple “testing-the-waters” meetings, the first of any such meetings, at which the Company received initial positive feedback from potential investors.

•	On October 16, 2021, the Company’s Board approved pursuing the IPO on the timeline currently contemplated.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

CONFIDENTIAL TREATMENT REQUESTED BY RENT THE RUNWAY, INC. RTR-0001

October 22, 2021

In conclusion, the Company respectfully submits that the deemed per share fair values of common stock used as the basis for determining stock-based compensation expense in connection with its grants of equity awards, as well as the differences between the recent valuations of its common stock and the midpoint of the Price Range, are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Jennifer Y. Hyman, Chief Executive Officer, Rent the Runway, Inc.

Scarlett O’Sullivan, Chief Financial Officer, Rent the Runway, Inc.

Cara Schembri, General Counsel & Corporate Secretary, Rent the Runway, Inc.

Emily E. Taylor, Latham & Watkins LLP